Exhibit 99.1

Ed Schutter, President & CEO 6 Concourse Pkwy, Suite 1800 Atlanta, GA 30326

May 25, 2016

Dear XenoPort Team:

I know by now all of you are aware that Arbor Pharmaceuticals has entered into a definitive agreement to acquire XenoPort, Inc. This pending acquisition is a testament to the company that you have built over the last 15+ years. As mentioned in the transaction press release, we are impressed with the sales momentum that you have created with your lead product Horizant® and want to ensure that we maintain this momentum during the transition. In that regard, we will be working closely with the XenoPort leadership team to minimize disruption and determine the optimal way to integrate our two companies.

We are also impressed with the future potential for Horizant as a treatment for Alcohol Use Disorder and will continue to support the NIAAA in that endeavor. We believe that the other pipeline products, particularly XP23829, also have the potential to provide significant value to patients.

I am sure that many of you have questions about Arbor and would like to better understand our company. As you have probably discovered, there is not a lot of information publicly available on Arbor as a private company. Let me try and fill in some of the gaps. Arbor is led by a team of executives with an average of 20+ years of pharmaceutical experience and has experienced strong top-line and bottom-line growth under the current team. We currently market twenty FDA approved products, nine of which are promoted to health care providers by almost 500 sales professionals. Our sales force includes a primary care/cardiology sales team of 223 sales representatives that target 20,000 primary care physicians, a pediatric/ADHD sales team of 220 and a hospital sales team of 27.

In addition to the marketed products listed on our website, we have two recently approved NDA products as well as four NDA products in development. The majority of our promoted products are patent protected to 2026 or beyond.

As you can see, we have a lot going on at Arbor and are extremely proud of the various products in each of our therapeutic areas and the value that they add to patients’ lives. Horizant is similar in that it is patent protected, differentiated in the market and makes a difference in patients’ lives. Congratulations on the business and pipeline that you have built at XenoPort. I look forward to meeting you in the near future.

Sincerely,

Ed Schutter, President & CEO

Arbor Pharmaceuticals, LLC

Important Information

This material is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of XenoPort, Inc. (“XenoPort”) common stock has not commenced. At the time the offer is commenced, Arbor Pharmaceuticals, LLC, a wholly owned subsidiary of Arbor Pharmaceuticals, Inc. and its acquisition subsidiary will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and XenoPort will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to XenoPort’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

6 Concourse Parkway ● Suite 1800 ● Atlanta, GA 30328 | P: 678 334 2421 ● F: 678 334 2433 | www.arborpharma.com